July 28, 2005

Mail Stop 4561

Mr. Mrutyunjaya S. Chittavajhula
Chief Financial Officer
Syndication Net.Com, Inc.
1250 24th Street NW, Suite 300
Washington, DC 20037

Re: Syndication Net.Com, Inc.
        Form 10-KSB for the year ended December 31, 2004
        Filed April 15, 2005
        File No. 0-29701

Dear Mr. Chittavajhula:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Steven Jacobs
                              Accounting Branch Chief